August 6, 2019
Via E-mail
Sandeep Reddy
Chief Financial Officer
Guess, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

       Re:    Guess, Inc.
              Form 10-K for the Fiscal Year Ended February 2, 2019 Filed March 29, 2019
              File No. 1-11893

Dear Mr. Reddy:

       We refer you to our comment letter dated July 18, 2019 regarding business contacts with
Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    John Reynolds
       Assistant Director